UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            DISTINCTIVE DEVICES, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    254745 10
                                    ---------
                                 (CUSIP Number)


                                 SANJAY S. MODY
                                ONE BRIDGE PLAZA
                                    SUITE 100
                           FORT LEE, NEW JERSEY 07024
                                  201-363-9922
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 22, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------- ------------- --------------------------------
CUSIP NO.  254745 10                                    PAGE 2  OF  6 PAGES
           ---------                                         -      -
--------------------------------- ------------- --------------------------------

------- ------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SANJAY S. MODY
------- ------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
  3       SEC USE ONLY

------- ------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

            PF
------- ------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
------- ------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            India
------- ------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF
       SHARES                 4,800,340 shares
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------- ---- ----------------------------------------------------
                        8    SHARED VOTING POWER

                             -0-
---------------------- ---- ----------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             750,000 shares
---------------------- ---- ----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
------- ------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,800,340 shares
------- ------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]
------- ------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.0%
------- ------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
------- ------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement relates to the common stock, par value $.05 per share (the "Common Stock"), of Distinctive Devices, Inc. (the "Company"), the principal executive offices of which are located at 110 E. Atlantic Avenue, Suite 240, Delray Beach, Florida 33444.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a)  Name:  Sanjay S. Mody
          ----

     (b)  Business Address:   One Bridge Plaza
          ----------------    Suite 100
                              Fort Lee, NJ 07024

     (c)  Present Principal Occupation: Mr. Mody is engaged in variety of
          ----------------------------
          business activities in the United States and India in private and public companies, including president of WebPulse Consulting, Inc., which is engaged in website and portal development.

     (d)  Criminal Proceedings: Mr. Mody has not, during the last five years,
          --------------------
          been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Proceedings: Mr. Mody, during the last five years, was not a
          -----------------
          party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: Mr. Mody is a citizen of India.
          -----------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          In March 2000, Mr. Mody purchased 750,000 shares of Common Stock at a price of $1.00 per share in a placement from the Company. He paid the purchase price with his personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Mr. Mody invested in the Company in March 2000 because of his interest in the Company's business plans and future growth. It has been and continues to be his intention to take an active role in the Company's future.

          Mr. Mody served as Chief Operating Officer and Executive Vice President of the Company from March 10, 2000 to May 2, 2000 On July 14, 2000, Mr. Mody was re-elected to his former position as Chief Operating Officer and

Executive Vice President of the Company and of EagleView Industries Inc., a subsidiary of the Company. Since November 1, 2000, Mr. Mody has served as one of four directors on the Board of Directors of the Company. While serving as a director, Mr. Mody grew concerned with the inability of management and the other members of the Board to make decisions for the benefit of the Company, including the Board's failure to call a shareholders meeting for the past several years. Mr. Mody has in the past demanded that the Board call a shareholders meeting. To date, the other directors on the Board have rejected Mr. Mody's request.

          EagleView Technologies, Inc. ("EagleView"), a shareholder of the Company, is undergoing a reorganization pursuant to Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court for the Southern District of Florida (West Palm Beach Division) (the "Bankruptcy Court"). On February 20, 2001, the Bankruptcy Court issued an order (the "Order") authorizing EagleView to grant to Mr. Mody a revocable proxy to vote the shares of the Company's Common Stock owned by EagleView for the sole and limited purpose of removal of any and all of the directors on the Board of the Company and/or for the election of new directors of the Company. The Bankruptcy Court Order requires that Mr. Mody advise, consult with and get the approval of EagleView concerning the appointment or election of any new members of the Board and with respect to implementing any business plan.

          On February 22, 2000, EagleView executed and delivered the revocable proxy to Mr. Mody (the "EagleView Proxy"). Mr. Mody has been advised that the EagleView Proxy covers 4,050,034 shares of the Company's Common Stock

          Mr. Mody has been in discussion with Michael Paolini, a principal of EagleView, regarding the Company. Mr. Mody plans to again request that the Board call a shareholders meeting. If the Board refuses or unduly delays calling such a meeting, depending on the Board's response, Mr. Mody may institute proceedings pursuant to the New York Business Corporation Law or the By-Laws of the Company, to compel the calling of the shareholders meeting. Depending on the persons management puts on its slate of directors for election at the shareholders meeting, Mr. Mody may solicit proxies to oppose management's candidates.

          Mr. Mody does not have any agreements with Mr. Paolini or EagleView with respect to the Company other than as to the matters described above. Therefore, Mr. Mody disclaims being a member of a "group" with Mr. Paolini or EagleView.

          Mr. Mody has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs. However, Mr. Mody reserves the right, either individually or together with other persons, to act in respect of his interest in the Company in accordance with his best judgment in light of the circumstances existing at that time, which may include engaging in a proxy contest to elect the new members of the Board, or purchasing or selling shares of the Company's Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) Mr. Mody beneficially owns 4,800,340 shares of Common Stock, consisting of (i) 750,000 shares owned directly (the "Mody Shares") and (ii) 4,050,340 shares under the EagleView Proxy (the "EagleView Shares"). The Mody Shares together with the EagleView Shares represent approximately 28.0% of the issued and outstanding shares of Common Stock of the Company, based upon 17,163,404 shares issued and outstanding as of October 31, 2000 (as reported in the Company's Form 10-QSB for the fiscal quarter ended September 30, 2000).

          (b) Mr. Mody possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Mody Shares. Mr. Mody possesses the sole power to vote or direct the vote of the EagleView Shares to the extent set forth in Item 4.

          (c)  See Item 4 of this Report.

          (d)-(e)Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          See Item 4 of this Report for information regarding the EagleView
Proxy.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          No.       Description
          --        -----------

          1 Court Order, dated February 20, 2001, granting to Sanjay Mody Proxy Rights in Distinctive Devices, Inc. Shares

          2 Revocable Proxy, dated February 22, 2001, granted by EagleView Technologies, Inc. to Sanjay Mody

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2001                        /s/ Sanjay S. Mody
                                             ----------------------------------
                                                     Sanjay S. Mody